PRESS RELEASE
Press Release No. 03-05

METALLICA RESOURCES ANNOUNCES FIRST QUARTER RESULTS

May 30, 2003, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, OTC BB: METLF) is pleased to report its first quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results are available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.

Selected Financial Data

	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002

Net loss	$(364,139)	$(202,706)
Cash flows from operating activities	(227,343)	(273,419)
Cash flows from investing activities	(2,232,830)	(234,415)
Cash flows from financing activities	9,472,333	26,800
Increase (decrease) in cash and cash equivalents	7,012,160	(481,034)

	March 31,	December 31,
	2003	2002

Current assets:
Cash	$11,533,046	$4,520,886
Value-added tax and other current assets	368,415	285,480
Mineral properties and deferred exploration expenditures	25,362,155	12,587,193
Total assets	37,437,036	17,491,038
Current liabilities:
Acquisition debt — Cerro San Pedro project	10,599,526	—
Other current liabilities	631,916	403,067
Share capital	52,546,086	43,068,285
Deficit	(26,344,453)	(25,980,314)

The Company reported a loss of $364,139 ($0.01 per share) for the three months ended March 31, 2003 as compared to a loss for of $202,706 ($0.01 per share) for the same period last year. The increase in loss of $161,433 for the current period is primarily attributable to interest accretion on amounts owed to Glamis Gold Ltd. (“Glamis”) for the purchase of its 50% interest in the Cerro San Pedro project, and higher general and administrative expenses.

The Company’s cash and cash equivalents increased by $7,012,160 for the three months ended March 31, 2003 as compared to a decrease in cash and cash equivalents of $481,034 for the three months ended

March 31, 2002. The $7,493,194 increase in 2003 cash inflows results primarily from a $9,472,333 private placement, less a $1,921,933 initial payment to Glamis for the purchase of its 50% interest in the Cerro San Pedro project.

The Company’s purchase of Glamis’ interest in Cerro San Pedro in February 2003 resulted in an acquisition fair value of $12,423,588 being capitalized to mineral properties and deferred exploration expenditures.

Acquisition debt was initially recorded at $10,516,807 and represents the present value of future cash payments totaling $11,000,000, discounted at 6%. Interest accretion for the three months ended March 31, 2003 totaled $82,719, resulting in acquisition debt at March 31, 2003 of $10,599,526. Acquisition debt does not include contingent consideration totaling $5 million that is due to Glamis upon commencement of commercial production and one year from commencement of commercial production.

The Company’s existing cash balances are sufficient for it to make a $5 million acquisition debt payment to Glamis in August 2003, fund initial development activities at the Cerro San Pedro Project for 2003, and fund ongoing exploration, and general and administrative expenditures for at least the next year. In the event that the Company does not have the financial ability to make a $6 million acquisition debt payment due to Glamis in February 2004, that payment can be made in common shares of the Company. The Company’s goal continues to be to raise an estimated $40 million in late 2003 through a combination of equity and debt financing in order to fulfill the payment obligations to Glamis, construct the mine at Cerro San Pedro and to provide the Company with an adequate level of working capital.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 42.5 million shares outstanding. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.